UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Result of Treasury Stock Disposal

1. Issuer and Address

•	Issuer : POSCO HOLDINGS INC.

•	Address : POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

2. Contents regarding Disposition Report

•	Report Submission Date : January 28, 2022

•	Disposition Period : From February 25, 2022 to February 25, 2022

•	Types of Stock and the Number of Shares : Common stock 223,605 shares

3. Information regarding Disposition

Date	Type of Stock	Number of Disposed Shares	Disposed Amount per Share (KRW)	Total Disposed Amount (KRW)
February 25, 2022	Common	223,605	275,500	61,603,177,500

* For details of decision on dispose of treasury stock, please refer to the Company’s SEC submission

‘Decision on Disposal of Treasury Stock’ submitted on January 28, 2022.

4. The Holding Status of Treasury Stock after Disposal

Type of Stock	Number of Shares	%	Amount (In millions of KRW)
Common	8,357,496	9.59	1,813,215

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 4, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President